

December 17, 2014

<u>Via E-mail</u>
Mr. Rick D. Puckett
Executive Vice President, Chief Financial Officer and Treasurer
Snyder's-Lance, Inc.
13024 Ballantyne Corporate Place
Charlotte, NC 28277

Re: Snyder's-Lance, Inc.
          Form 10-K for the Fiscal Year ended December 28, 2013
          Filed February 25, 2014
          File No. 000-00398
          Response letter dated September 19, 2014

Dear Mr. Puckett:

        We have reviewed your filing and response letter and have the following additional comments.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 28, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Gain on the Sale of Route Businesses, Net, page 16

1.   Article 15C(1)(a) of the Distributor Agreement indicates that, under certain circumstances, a territory and the related rights will revert to you and that you will have the right to operate the territory for your own account. You will also have the right, but not the obligation, to re-purchase the territory. Please tell us the number of occasions in which territory rights have reverted to you and you have not subsequently re-purchased the territory. Additionally, explain to us how, in such cases, you settle or otherwise resolve any right or claim that the former distributor held with respect to the territory.

Financial Statements and Supplementary Data, page 24

Note 1 - Operations and Summary of Significant Accounting Policies, page 29

Route Intangible Gains / Losses, page 31

2.   We have considered your response to prior comment number 5 as it relates to your assessment of whether the whether the "route businesses" represent businesses for purposes of applying the guidance in FASB ASC Topic 805. With the exception of the rights conveyed under the distribution agreement, it is not clear to us what other inputs or processes are conveyed with route sales and purchases. In this regard, we note that there do not appear to be any other assets conveyed, such as trucks, or other property or equipment. Similarly, it does not appear that any management or operational processes, or an organized workforce or other employees are conveyed. Rather, the underlying transactions appear to relate only to agreements to distribute your products. In view of this, explain to us in greater detail your basis for concluding these transactions fall within the guidance of FASB ASC Topic 805.

3.   Your response to comment 5 indicates, in part, that you believe your fact patterns would support similar accounting conclusions under FASB ASC paragraphs 952-605-25-1 through 4, 25-8 and 25-9. However, FASB ASC 952-605-25-9 requires that the "likelihood" of you repurchasing a route must be considered, which you do not appear to have addressed in the response. In light of the significant number of routes you have repurchased in 2013 and 2014 due to reengineering projects, please explain to us how you have considered the likelihood of repurchasing a route as part of your revenue recognition accounting policy.

Note 7 - Goodwill and Other Intangible Assets, page 37

4.   Your response to comment number 7 describes the processes through which you determine the purchase price for purchased routes and the amount of any goodwill recorded in connection with these purchases. Explain to us, in reasonable detail, how you determine the fair value of the acquired route territory intangible asset. As part of your response, describe all material factors or assumptions used, and explain how these factors or assumptions compare to the methods used to determine the purchase price. Separately, provide us a schedule that shows, for 2012 and 2013, each purchase transaction that resulted in the recording of goodwill. The schedule should indicate the purchase date, the purchase price, and should describe the factors that make up the goodwill recognized.

Note 13 - Commitments and Contingencies, page 45

Guarantees, page 45

5.   We note the loans under guarantee increased during 2013, from $110 million to $118 million. The reason for the increase is not clear since your conversion to IBOs was complete during 2012, you repurchased a number of routes during 2013, net, and we would expect principal repayments to have been made by the IBOs during 2013. Please provide us a 2013 rollforward of your loans under guarantee.

6.   In response to prior comment 2, under IBO default, you state that some IBO defaults might result in an IBO to IBO transaction. Since these defaults are not included in the schedule provided to us, please quantify for us any additional defaults not included in the schedule.

        You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        /s/ Brad Skinner for

                                        Karl Hiller
                                        Branch Chief